Exhibit (a)(10)

                                         NEWS RELEASE

 Fedders Corporation
 505 Martinsville Road
 P.O. Box 813
 Liberty Corner, NJ  07938-0813
 Fax  908 604 0715
 Tel  908 604 8686
 www.fedders.com



          FEDDERS ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO
            WAITING PERIOD REGARDING PENDING ACQUISITION OF TRION


      Liberty Corner, NJ - August 10, 1999 -- Fedders Corporation (NYSE: FJA & FJC) announced today that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act applicable to the pending acquisition of Trion, Inc. (NASDAQ: TRON) was granted on August 9, 1999.

      Fedders Corporation, TI Acquisition Corp., an indirect wholly-owned subsidiary of Fedders, and Trion, Inc. executed a merger agreement on July 12, 1999, pursuant to which TI Acquisition Corp. commenced, on July 15, 1999, a cash tender offer to purchase all of the outstanding shares of Trion at a price of $5.50 per share. The offer is conditioned upon the tender of at least 80.0% of the shares of Trion common stock outstanding on a fully diluted basis and other customary conditions. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Wednesday, August 11, 1999, unless the offer is extended. TM Capital is acting as the Dealer Manager and D.F. King & Co., Inc., is acting as the Information Agent in connection with the offer.

      Trion, Inc., a world leader in the indoor air quality industry, manufactures and sells a broad line of high-performance products that improve indoor air quality in cleanrooms, industrial/commercial and residential environments. Their extensive line of products includes electronic air cleaners, HEPA & ULPA filters, humidifiers and dust collectors.

      Visit the Fedders investor information website at www.FEDDERS.com to access additional information on Fedders including annual reports, SEC filings and special reports.

      This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which were distributed on or about July 15, 1999 to stockholders. Additional copies of such documents can be obtained by contacting the Dealer Manager at
 (212) 809-1360 (call collect) or the Information Agent at (800) 769-6414.


 CONTACT: Fedders - Judy Katz